UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Capital Bank Financial Corp.
(Name of Issuer)

Class A Common Stock, par value $0.01 per share
(Title of Class of Securities)

139794 101
(CUSIP Number)

Ross A. Oliver

Crestview Partners

667 Madison Avenue, 10th Floor

New York, NY 10065

(212) 906-0700

Copies to:

Michael Davis

Davis Polk & Wardwell LLP

450 Lexington Avenue

New York, New York 10017

(212) 450-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 3, 2017
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	139794101
1.	Names of Reporting Persons. Crestview Partners II GP, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,608,760
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,608,760
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,608,760
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Class A Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.41%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No.	139794101
1.	Names of Reporting Persons. Crestview Partners II, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,558,760
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,558,760
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,558,760
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Class A Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.27%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No.	139794101
1.	Names of Reporting Persons. Crestview Partners II (FF), L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,558,760
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,558,760
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,558,760
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Class A Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.27%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No.	139794101
1.	Names of Reporting Persons. Crestview Partners II (TE), L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,558,760
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,558,760
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,558,760
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Class A Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.27%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No.	139794101
1.	Names of Reporting Persons. Crestview Offshore Holdings II (Cayman), L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,558,760
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,558,760
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,558,760
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Class A Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.27%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No.	139794101
1.	Names of Reporting Persons. Crestview Offshore Holdings II (FF Cayman), L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,558,760
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,558,760
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,558,760
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Class A Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.27%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No.	139794101
1.	Names of Reporting Persons. Crestview Offshore Holdings II (892 Cayman), L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,558,760
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,558,760
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,558,760
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Class A Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.27%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No.	139794101
1.	Names of Reporting Persons. Crestview-NAFH, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,558,760
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,558,760
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,558,760
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Class A Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.27%
14.	Type of Reporting Person (See Instructions) CO

CUSIP No.	139794101
1.	Names of Reporting Persons. Crestview Advisors, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 50,000
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 50,000
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 50,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Class A Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.14%
14.	Type of Reporting Person (See Instructions) CO

Item 1. Security and Issuer

This Amendment No. 3, dated May 5, 2017 (this “Amendment No. 3”), supplements and amends the Schedule 13D filed with the Securities and Exchange Commission on September 28, 2012, as amended by Amendment No. 1 thereto filed on November 24, 2015 and by Amendment No. 2 thereto filed on July 19, 2016, by Crestview Partners II GP, L.P. (“Crestview GP”), Crestview Partners II, L.P. (“Crestview DE”), Crestview Partners II (FF), L.P. (“Crestview FF”), Crestview Partners II (TE), L.P. (“Crestview TE”), Crestview Offshore Holdings II (Cayman), L.P. (“Crestview Cayman”), Crestview Offshore Holdings II (FF Cayman), L.P. (“Crestview FF Cayman”), Crestview Offshore Holdings II (892 Cayman), L.P. (“Crestview 892 Cayman”), Crestview-NAFH, LLC (“Crestview-NAFH”) and Crestview Advisors, L.L.C. (“Crestview Advisors”) (collectively, the “Reporting Persons” and each, a “Reporting Person”) with respect to the Class A Common Stock, par value $0.01 per share (the “Class A Shares”), of Capital Bank Financial Corp., a Delaware corporation (the “Issuer”).

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented by the following:

The FHN Merger Agreement

On May 3, 2017, the Issuer entered into an Agreement and Plan of Merger (the “FHN Merger Agreement”) by and between the Issuer, First Horizon National Corp., a Tennessee Corporation (“FHN”), and Firestone Sub, Inc., a Delaware corporation and direct wholly-owned subsidiary of FHN (“Merger Sub”), pursuant to which, at the Effective Time (as defined in the FHN Merger Agreement), Merger Sub will merge with and into the Issuer, and the Issuer will continue its corporate existence under the laws of the State of Delaware (the “FHN Merger”). Additionally, at the Effective Time and subject to the terms and conditions of the FHN Merger Agreement, each share of the Issuer’s Class A Shares and each share of the Issuer’s Class B Non-Voting Common Stock, par value $0.01 per share (“Class B Shares”), in each case issued and outstanding immediately prior to the Effective Time (other than Exception Shares (as defined in the FHN Merger Agreement)) will be converted into the right to receive, at the election of the holder but subject to proration, either cash or a number of shares of common stock of FHN, in each case with a value equivalent to $7.90 plus 1.75 shares of FHN common stock (based on the average closing sale price of FHN common stock for the ten full trading days prior to the closing date).

The FHN Support Agreement

Consummation of the FHN Merger is subject to customary conditions, including the receipt of the Requisite Company Vote (as defined in the FHN Merger Agreement) approving the FHN Merger Agreement. In support of obtaining the Requisite Company Vote, and concurrently with the execution and delivery of the FHN Merger Agreement on May 3, 2017, Crestview-NAFH, Crestview Advisors and FHN entered into a letter agreement (the “FHN Support Agreement”) pursuant to which Crestview-NAFH and Crestview Advisors agreed that, at the Company Meeting (as defined in the FHN Merger Agreement) or any other meeting or action of the Issuer’s stockholders with respect to which Crestview-NAFH and Crestview Advisors are entitled to vote, Crestview-NAFH and Crestview Advisors will (i) vote all of the Class A Shares beneficially owned by them (the “Owned Voting Shares”) in favor of, and not initiate any proxy solicitation or undertake any efforts not to support, approval of the FHN Merger Agreement, the FHN Merger and any other matter required to be approved by the shareholders of the Issuer to effect the FHN Merger and the transactions contemplated by the FHN Merger Agreement, and (ii) not vote the Owned Voting Shares in favor of approval of any alternative acquisition proposals or any action that is intended to, or would reasonably be expected to, materially impede, interfere with or delay or otherwise materially and adversely affect the FHN Merger or the transactions contemplated by the FHN Merger Agreement. Crestview-NAFH and Crestview Advisors also agreed not to solicit or engage in negotiations with respect to any alternative acquisition proposals, except to the extent the Issuer’s representatives would be permitted to take such actions pursuant to the FHN Merger Agreement.

Crestview-NAFH and Crestview Advisors will not be required to vote the Owned Voting Shares in favor of approval of any amendment or modification to the FHN Merger Agreement that would change the form of merger consideration, reduce the amount of merger consideration, adversely affect the tax consequences to Crestview-NAFH or Crestview Advisors of receiving the merger consideration, extend the Termination Date (as defined in the FHN Merger Agreement) or impose additional conditions that would reasonably be expected to delay the consummation of the FHN Merger beyond the Termination Date, or otherwise in a manner that would reasonably be expected to be materially adverse to Crestview-NAFH or Crestview Advisors.

In addition, prior to the Effective Time of the FHN Merger, Crestview-NAFH and Crestview Advisors agreed not to, without the prior written consent of FHN, (i) sell, transfer, pledge or otherwise encumber or dispose of the Owned Voting Shares or any Class B Shares beneficially owned by them (together with the Owned Voting Shares, the “Owned Shares”), unless the transferee agrees in writing to comply with the requirements of the FHN Support Agreement (except that Crestview-NAFH and Crestview Advisors may transfer, without such an agreement from the transferee or notice to FHN after the Requisite Company Vote is obtained, up to 25% of the Owned Shares owned by each of Crestview-NAFH and Crestview Advisors at the time of the Requisite Company Vote in transfers that are exempt from registration and in compliance with the volume limitations set forth in Rule 144), or (ii) take any action which would preclude Crestview-NAFH and Crestview Advisors from performing their obligations under the FHN Support Agreement.

Pursuant to the FHN Support Agreement, Crestview-NAFH agreed to waive its rights to which it is entitled under under the Registration Rights Agreement, and to waive any claims against the Issuer, FHN and their respective officers, employees and directors to the extent relating to or in connection with the Registration Rights Agreement. Crestview-NAFH and Crestview Advisors also agreed not to commence or participate in any class action relating to the negotiation or execution of the FHN Support Agreement or the FHN Merger Agreement, or the consummation of the FHN Merger.

The foregoing summary of the FHN Support Agreement is not intended to be complete and is qualified in its entirety by reference to the full text of the FHN Support Agreement, which is filed as Exhibit 7 hereto and incorporated herein by reference.

Item 5. Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) See item 9 on the Cover Pages to this Schedule 13D.

The Reporting Persons have acquired and, for the purpose of Rule 13d-3 promulgated under the Exchange Act, beneficially own an aggregate of 2,608,760 Class A Shares, or approximately 7.41% of the 35,213,068 outstanding Class A Shares as described in the Merger Agreement filed as Exhibit 2.1 to the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on May 5, 2017.

Crestview-NAFH is the direct beneficial owner of 2,558,760 Class A Shares. Each of the Reporting Persons (other than Crestview Advisors) may be deemed to beneficially own the 2,558,760 Class A Shares directly held by Crestview-NAFH.

Crestview Advisors is the direct beneficial owner of 25,000 Class A Shares and 25,000 vested options to purchase Class A Shares, each of which may be deemed to be beneficially owned by Crestview GP.

Each Reporting Person disclaims beneficial ownership of the Class A Shares except to the extent of its pecuniary interest therein. Except as set forth in this Item 5(a), none of the Reporting Persons beneficially owns any Class A Shares.

(b)	Number of Class A Shares as to which each Reporting Person has:

(i)	Sole power to vote or to direct the vote: See item 7 on Cover Pages to this Schedule 13D.

(ii)	Shared power to vote or to direct the vote: See item 8 on Cover Pages to this Schedule 13D.

(iii)	Sole power to dispose or to direct the disposition: See item 9 on Cover Pages to this Schedule 13D.

(iv)	Shared power to dispose or to direct the vote: See item 10 on Cover Pages to this Schedule 13D.

(c)	Inapplicable.

(d)	Inapplicable.

(e)	Inapplicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is amended and supplemented with the information contained in Item 4 of this Amendment No. 3, which is hereby incorporated by reference.

Item 7. Material to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended by adding the following at the end of Item 7:

Exhibit 7	FHN Support Agreement, dated as of May 3, 2017, between Crestview-NAFH, Crestview Advisors and FHN.	Filed herewith

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 5, 2017

Crestview Partners II GP, L.P.

By:	Crestview, L.L.C., as general partner

By:	/s/ Ross A. Oliver
	Name:	Ross A. Oliver
	Title:	General Counsel

Crestview Partners II, L.P.

Crestview Partners II (FF), L.P.

Crestview Partners II (TE), L.P.

Crestview Offshore Holdings II (Cayman), L.P.

Crestview Offshore Holdings II (FF Cayman), L.P.

Crestview Offshore Holdings II (892 Cayman), L.P.

By:	Crestview Partners II GP, L.P., as general partner
By:	Crestview, L.L.C., as general partner

By:	/s/ Ross A. Oliver
	Name:	Ross A. Oliver
	Title:	General Counsel

Crestview-NAFH, LLC

By:	/s/ Ross A. Oliver
	Name:	Ross A. Oliver
	Title:	Vice President

Crestview Advisors, L.L.C.

By:	/s/ Ross A. Oliver
	Name:	Ross A. Oliver
	Title:	General Counsel